ELECTROVAYA INC.

Proxy Solicited by the Board of Directors and Management for the Annual and Special Meeting of Shareholders to be held on March 25, 2022 at 4:00 p.m. (Toronto time) at the offices of Electrovaya at 6688 Kitimat Road, Mississauga, Ontario L5N 1P8.

This proxy is solicited by the Board of Directors and Management of Electrovaya Inc. The undersigned common shareholder of Electrovaya Inc. hereby appoints Dr. Sankar Das Gupta of Mississauga, Ontario, President and Chief Executive Officer, or failing him, Richard P. Halka, of Mississauga, Ontario, Chief Financial Officer and Secretary, or instead of either of the foregoing, ___________________________________________ of ______________________________________________, as the nominee of the undersigned to attend, vote and act for the undersigned and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of Electrovaya Inc. to be held at 4:00 p.m. (Toronto time) on the 25th day of March, 2022 and at any adjournment or adjournments thereof. Without limiting the general power and authority conferred, the said proxy is specifically directed to vote as follows on the following:

(Vote for each item by marking an "X" in the appropriate box.)

1.	Election of Directors

	Dr. Sankar Das Gupta	FOR ☐	AUTHORITY WITHHELD ☐
	Dr. Bejoy Das Gupta	FOR ☐	AUTHORITY WITHHELD ☐
	Dr. Carolyn Hansson	FOR ☐	AUTHORITY WITHHELD ☐
	Dr. James K. Jacobs	FOR ☐	AUTHORITY WITHHELD ☐
	Mr.Kartick Kumar	FOR ☐	AUTHORITY WITHHELD ☐

2.	Appointment of Auditors and Authorizing Board to fix their remuneration	FOR ☐	AUTHORITY WITHHELD ☐

3.	An ordinary resolution to authorize an amendment to the company's Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 23,000,000 to 30,000,000, all as more particularly described in the management information circular of Electrovaya Inc. dated February 18, 2022 (the "Option Plan Resolution")	FOR ☐	AGAINST ☐

Unless directed herein to the contrary, this proxy will be voted (i) FOR the election of directors; (ii) FOR the appointment of auditors and authorizing the Board to fix their remuneration; and (iii) FOR the Option Plan Resolution. The securities represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for at the Annual and Special Meeting. If any amendments to or variations of matters identified in the Notice of Meeting are proposed at the Annual and Special Meeting or if any other matters properly come before the Annual and Special Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting this proxy at the Annual and Special Meeting.

DATED this ________ day of _________________, 2022

Signature of Shareholder/Authorized Representative

Notes:	1.

This proxy must be dated and signed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney duly authorized. Where two or more persons are named, all should sign.

	2.	Each shareholder has the right to appoint a person or company to represent the shareholder at the Annual Meeting other than the persons specified above. Such right may be exercised by inserting in the blank space provided the name of the person to be appointed, who need not be a shareholder of Electrovaya Inc., and striking out the names of the management nominees or by completing another form of proxy.

	3.

This proxy may be deposited with TSX Trust Company, P.O. Box 721, Agincourt, Ontario M1S 0A1 before 4:00 p.m. (Toronto time) on or before Wednesday, March 23, 2022 (or if the Annual and Special Meeting is adjourned or postponed, on the last business day prior to the date of the adjourned or postponed Annual Meeting) or may be deposited with the Chairman at the Annual and Special Meeting. You may also send it by fax to 416-368-2502 or 1-866-781-3111 (toll free within North America) or by email at proxyvote@tmx.com.